VIA EDGAR SUBMISSION

June 1, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sarah Sidwell

Re:	AEVEX Corp.
Registration Statement on Form S-1
Registration File No. 333-296396
Filed June 1, 2026

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, AEVEX Corp. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on June 3, 2026, or as soon thereafter as is practicable.

Please contact Michael P. Keeley, P.C. at (312) 862-2144 or, in his absence, Kevin M. Frank at (312) 862-3373, both of Kirkland & Ellis LLP, the Company’s legal counsel, when the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Thank you in advance for your assistance.

* * * * *

Very truly yours,

AEVEX CORP.

By:	/s/ Roger Wells
Name: Roger Wells
Title: Chief Executive Officer

cc:	Roger Wells, Chief Executive Officer, AEVEX Corp.

Robert M. Hayward, P.C., Kirkland & Ellis LLP

Michael P. Keeley, P.C., Kirkland & Ellis LLP

Kevin M. Frank, Kirkland & Ellis LLP

Michael Benjamin, Latham & Watkins LLP

Sandy Kugbei, Latham & Watkins LLP